CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm in Post-Effective Amendment No.27 and Amendment No. 32 to the Registration Statement on Form N-1A of Datum One Series Trust with respect to the filing of the Prospectus and Statement of Additional Information for First Sentier American Listed Infrastructure Fund and First Sentier Global Listed Infrastructure Fund.

We also consent to the incorporation by reference, into this Registration Statement, of our report dated December 29, 2025 with respect to the financial statements and financial highlights of First Sentier American Listed Infrastructure Fund and First Sentier Global Listed Infrastructure Fund, each a series of Advisors Series Trust, appearing in Form N-CSR for the year ended October 31, 2025.

/s/ TAIT, WELLER & BAKER LLP

Philadelphia, Pennsylvania

February 27, 2026